EXHIBIT 99.1

AGREEMENT

This Agreement (the “Agreement”) is made and entered into effective as of the 2nd day of December, 2020 by and among First Trust/Aberdeen Global Opportunity Income Fund (the “Fund”), a Massachusetts business trust, First Trust Advisors L.P. (the “Adviser”), an Illinois limited partnership, each of the Fund and the Adviser having its principal place of business at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187, and Karpus Management, Inc. (doing business as Karpus Investment Management), a New York corporation having its principal place of business at 183 Sully’s Trail, Pittsford, New York 14534, and any present or future persons, entities, funds or accounts it manages, provides investment management or advisory services or controls (collectively, “Karpus,” and with the Fund and the Adviser, each, a “Party,” and collectively the “Parties”); provided, however, that the term “Karpus” shall not include any separately operated affiliated registered investment adviser or any account or pooled investment vehicle now or in the future managed, advised or sub-advised by such separately operated affiliated registered investment adviser that is disaggregated from Karpus for purposes of Section 13(d) of the Securities Exchange Act of 1934 (a “Separate RIA”), provided that (i) any common shares of the Fund owned, controlled or held by such Separate RIA were acquired in the ordinary course of such Separate RIA’s investment management business and not with the intent or purpose of influencing control of the Fund or avoiding the provisions of this Agreement, and (ii) information barriers and related procedures have been established and maintained.

WHEREAS, the Adviser is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, and acts pursuant to investment advisory contracts as the investment adviser to various registered closed-end management investment companies, including the Fund; and

WHEREAS, Karpus is deemed to be the beneficial owner of common shares of the Fund by reason of its power to vote and direct the disposition of such shares; and

WHEREAS, Karpus, by letter dated October 22, 2020, with such letter filed on October 23, 2020 with the Securities and Exchange Commission as an exhibit to a Schedule 13D/A filing, has announced its intention to submit, at the Fund’s 2021 annual meeting of shareholders, a proposal to the Fund’s Board of Directors (“Board”) that the Board promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value (“NAV”), and if more than 50% of the Fund’s outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund or exchange traded fund (the “Karpus Proposal”); and

WHEREAS, the Parties to this Agreement wish to resolve matters concerning the Karpus Proposal for the Fund;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, and without any admission of liability, or inadequacy of claims whatsoever, by any of the Parties, the Parties hereto agree as follows:

1.         Fund Obligations. The Fund agrees, contingent upon Karpus’ mutual acceptance of the terms of this Agreement, to:

(a)  commence a tender offer pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended, no later than January 15, 2021, for up to 20% of the then outstanding common shares of the Fund at a price equal to 98% of the NAV of the Fund’s common shares as determined as of the close of the regular trading session of the New York Stock Exchange on the date the tender offer expires. The tender offer shall expire on or before February 17, 2021; provided that the tender offer may be extended if required by law (“Tender Offer”). The Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more; and

(b)  issue a press release (the “Announcement”) with respect to the Tender Offer, such Announcement to announce the approval of the Tender Offer by the Board, which release shall be in the Form attached as Exhibit A and shall be issued no later than 9:30 am Eastern time on the day after the execution of this Agreement.

2.         Karpus Obligations. Karpus agrees as follows:

(a)  The Karpus Proposal for the Fund shall be deemed to have been withdrawn upon the Announcement being made and Karpus shall not submit any other proposals or nominees for the Fund’s 2021 annual shareholder meeting;

(b)  Karpus shall tender 100% of its then-owned and controlled common shares of the Fund in the Tender Offer;

(c)  With respect to matters presented at the annual shareholder meetings or at any special meeting of shareholders of the Fund and of any other investment company advised by the Adviser set forth in Exhibit B attached hereto (each, a “First Trust Fixed Income Fund” and collectively with the Fund, the “First Trust Fixed Income Funds”) held prior to the Termination Time (as defined below):

(i) Karpus shall vote, or shall direct to be voted, all shares of any First Trust Fixed Income Fund over which Karpus has discretion or beneficial ownership in accordance with the applicable board of trustees/directors’ (or similar body, a “board”) recommendations, other than matters relating to a change in a fundamental investment policy of such First Trust Fixed Income Fund, as to which matters Karpus shall vote as it so determines;

(ii) Karpus shall not solicit any proxies with respect to proposals submitted or to be submitted to any First Trust Fixed Income Fund’s shareholders, provided, however, that nothing in this Agreement shall be interpreted as prohibiting Karpus from encouraging other shareholders to vote as recommended by the board;

(iii) Karpus shall refrain from granting a proxy with respect to shares of any First Trust Fixed Income Fund other than to officers of, or other persons named as proxies by any First Trust Fixed Income Fund;

(iv) Karpus shall refrain from executing any written consent with respect to any First Trust Fixed Income Fund’s shares other than as may be solicited by any First Trust Fixed Income Fund or its board;

(v) Karpus shall refrain from seeking to exercise control or influence over the management or policies of any First Trust Fixed Income Fund;

(vi) Karpus shall refrain from, directly or indirectly, with respect to any First Trust Fixed Income Fund:

aa. proposing, or making any filing with respect to, any proposals or matters seeking the vote or consent of shareholders, or any proposals or matters for the consideration of the board, including, but not limited to, declassification of the Board of any First Trust Fixed Income Fund, termination of the investment advisory contract between any First Trust Fixed Income Fund and the Adviser, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving any First Trust Fixed Income Fund, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of any First Trust Fixed Income Fund’s assets;

bb. seeking the removal of any member of the board of any First Trust Fixed Income Fund; and

cc. nominating any individuals for election to the board of any First Trust Fixed Income Fund or otherwise seeking appointment to or representation on the board.

(vii) Karpus shall conform with the following restrictions, with respect to any First Trust Fixed Income Fund:

aa. Karpus shall refrain from joining, creating or collaborating with any group of unaffiliated third parties concerning any First Trust Fixed Income Fund, other than in accordance with the board’s recommendations; and

bb. Karpus shall refrain from providing any advice, aid or encouragement that is designed to do indirectly or to urge others, to do things that Karpus has agreed not to do in the Agreement with respect to any First Trust Fixed Income Fund, including, but not limited to:

i.   putting forward shareholder proposals or director/trustee nominations;

ii.  voting against any matter recommended by the board, other than matters relating to a change in such First Trust Fixed Income Fund’s fundamental investment policy, as to which matters Karpus shall vote as it so determines; or

iii. threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the board, any First Trust Fixed Income Fund, the Adviser, or any related party;

(d)  During the period immediately following the completion of the Tender Offer until the Termination Time (as defined below), Karpus shall not take any action, directly or indirectly, including through the use of any Derivative Securities (as defined below), which would cause Karpus to beneficially own in the aggregate a number of common shares of the Fund in excess of the number of common shares of the Fund that Karpus beneficially owns in the aggregate immediately following the completion of the Tender Offer (such amount to be confirmed in writing by Karpus upon the written request of the Fund), except to the extent common shares are issued by the Fund to all existing shareholders, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such party) pursuant to any agreement, arrangement or understanding (whether or not in writing) or otherwise and whether or not any of the foregoing would give rise to beneficial ownership (as such term is used in Rule 13d-3 under the Exchange Act ), and whether or not any of the foregoing is acquired or obtained by means of borrowing of securities, operation of any Derivative Security or otherwise. For the purposes of this Agreement, the term “Derivative Securities” means, with respect to any person, (i) any rights, options or other securities or instruments convertible into or exchangeable for securities, instruments, bank debt or other obligations of such person and (ii) any rights, obligations, agreements, arrangements or understandings (whether or not in writing) that are (or the value of which is) measured by (or by reference to) the price or value of any securities, instruments, bank debt or other obligations of such person, including without limitation any swaps or other derivative arrangements;

(e) Until the Termination Time (as defined below), Karpus agrees to comply with the obligations contained in Section 2(c) above as they may apply to Karpus’ conduct with respect to any First Trust Fixed Income Fund generally as well as with respect to matters considered at any annual or special shareholder meeting of any First Trust Fixed Income Fund occurring during such period; and

(f)  Karpus shall not purchase or obtain control over any additional securities issued by any First Trust Fixed Income Fund until the earlier of December 3, 2020 or the date on which the

Announcement is published. Except as provided in Section 2(d), nothing in this Agreement shall prevent Karpus from purchasing shares of any First Trust Fixed Income Fund after that date, provided, however, that all shares of any First Trust Fixed Income Fund held by Karpus will be voted in accordance with Section 2(c) hereof.

3.         Fund, Adviser and Karpus Obligations. (a) Subject to Section 3(b), each Party hereto covenants and agrees that it will not, directly or indirectly, initiate or cause to be initiated (or encourage or aid in the initiation of) against any other Party hereto or their respective past, present or future Trustees, directors, managers, officers, advisers, attorneys, agents or employees, directly or indirectly, any suit, action, or proceeding of any kind, or participate, directly or indirectly, in any such action, individually, derivatively, as a representative or member of a class, witness or otherwise, under any contract (express or implied), fiduciary duty, common law or equitable doctrine, law, statute, or regulation, federal, state or local that such Party has, claims to have had or otherwise may have in connection with, in any way relating to, arising out of, directly or indirectly from or in consequence of any transactions contemplated hereunder, including, without limitation, the Tender Offer or any documents, actions or deliberations relating to the Tender Offer. The covenants herein will be a complete defense to any suit, action or proceeding brought in violation of this Section 3(a). Nothing herein limits the right of any party hereto to bring an action to enforce this Agreement or based on an alleged material breach of this Agreement.

(b)  In the event of a material breach of this Agreement, the covenants set forth in Section 3(a), as applicable, will not be binding on the party not in breach.

4.         Responsibility for Representatives. Each Party shall take all measures practicable to prevent its present and future Karpus officers, directors, partners, employees and representatives from engaging in conduct otherwise prohibited by this Agreement.

5.       No Disparagement. For a period from the date hereof through the termination of this Agreement, each Party hereto shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage the reputation of any other Party, their representatives, officers or any of the members of a board. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.

6.         No Assignment. This Agreement shall be binding upon the Parties and, except as otherwise provided herein, upon their respective legal successors. No Party may assign this Agreement without the prior written consent of each other Party and any such attempted assignment shall be void.

7.         Public Statements. The Parties acknowledge and agree that this Agreement will be filed as an exhibit to an amendment to the Schedule 13D, as amended, relating to the Fund filed by Karpus on or after the date of the Announcement.

8.         Third-Party Beneficiaries. The Parties agree that each First Trust Fixed Income Fund other than the Fund is an intended third-party beneficiary of this Agreement, and that each First Trust Fixed Income Fund other than the Fund is entitled to rely upon, and may enforce, the terms and provisions hereof as if it were a party hereto.

9.         Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the Parties shall be governed by the laws of the State of New York, without regard to conflicts-of-law principles.

10.       Jurisdiction. The Parties agree that the venue for any action brought under this Agreement shall be the United States District Court for the Southern District of New York or, if that court lacks subject matter jurisdiction, any state court sitting in the City and County of New York.

11.       Damages; Injunctive Relief. Each Party shall be entitled to seek injunctive and other equitable relief to enforce this Agreement without proof of actual damages, in addition to any other remedies as may be available at law or in equity. Further, upon the breach of this Agreement by the Adviser, or the Fund’s failure to perform the agreed upon actions as set forth in Section 1, Karpus’ obligations hereunder shall terminate and the Karpus Proposal for the Fund referenced in Section 2(a) shall be deemed to have not been withdrawn and shall be reinstated and valid.

12.       Modification. No modification, amendment, supplement to or waiver of this Agreement or of any of its provisions shall be binding upon the Parties hereto unless made in writing and duly signed by all Parties.

13.       Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the Parties underlying the invalid, illegal or unenforceable provision or provisions.

14.       No Waiver. A waiver or breach of any provision of this Agreement, or a default under this Agreement, shall not be deemed to be a waiver of any other provision of this Agreement or a subsequent breach or default of this Agreement. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition, unless compliance with such term or condition is expressly waived in writing.

15.       Counterparts. This Agreement may be executed in one or more counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

16.       Term and Termination. This Agreement shall remain in effect until the earliest of the following (the “Termination Time”):

(a)  February 28, 2021, if the completion of the Tender Offer has not occurred by that date;

(b)  the third anniversary of the date hereof; or

(c)  such other date as the Parties may agree in writing.

Sections 6 through 14, and 17 and 18 shall survive any such termination.

17.       Notices. Unless otherwise provided herein, all notices called for by this Agreement shall be given in writing, or by facsimile transmission. Until notice is given to the contrary in accordance with this Paragraph 17, all notices to the respective Parties shall be directed to:

If to the Fund or the Adviser:

Attention: W. Scott Jardine

First Trust Advisors L.P.

120 East Liberty Drive

Suite 400

Wheaton, IL 60187

If to Karpus:

Attention: Daniel Lippincott

Karpus Management, Inc.

183 Sully’s Trail

Pittsford, NY 14534

 With a copy to (such copy shall not constitute notice):

Attention: Adam Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

18.       Entire Agreement. This Agreement, together with any written agreement entered into by the Parties on or after the date of this Agreement, shall constitute the entire Agreement among the Parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the Parties respecting the subject matter hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY INCOME FUND

By:___________________________

Name:

Title:

FIRST TRUST ADVISORS L.P.

By:___________________________

Name:

Title:

KARPUS MANAGEMENT, INC.

By:___________________________

Name:

Title:

EXHIBIT A

ANNOUNCEMENT

PRESS RELEASE	SOURCE: First Trust/Aberdeen Global Opportunity Income Fund

First Trust/Aberdeen Global Opportunity Income Fund Announces Plan for Tender Offer

WHEATON, IL – (BUSINESS WIRE) – December __, 2020 – First Trust/Aberdeen Global Opportunity Income Fund (NYSE: FAM) (the “Fund”) announced today that the Fund’s Board of Trustees has approved the commencement of a cash tender offer for up to 20% of the Fund’s then outstanding common shares of beneficial interest at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share, subject to certain conditions, no later than January 15, 2021. The Fund will repurchase shares tendered and accepted in the tender offer in exchange for cash.

Tender Offer Statement

The above statements are not intended to constitute an offer to participate in the tender offer. Information about the tender offer, including its commencement, will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.

______________________________________
CONTACT: Jeff Margolin
SOURCE: First Trust/Aberdeen Global Opportunity Income Fund

EXHIBIT B

First Trust Senior Floating Rate Income Fund II (FCT)

First Trust/Aberdeen Global Opportunity Income Fund (FAM)

First Trust Mortgage Income Fund (FMY)

First Trust High Income Long/Short Fund (FSD)

First Trust Intermediate Duration Preferred & Income Fund (FPF)

First Trust High Yield Opportunities 2027 Term Fund (FTHY)